     As filed with the Securities and Exchange Commission on March 16, 1998

                          Registration No. 333-________
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                           GEOTEK COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

                                    Delaware
                         (State or Other Jurisdiction of
                         Incorporation or Organization)

                                   22-2358635
                     (I.R.S. Employer Identification Number)

                             102 Chestnut Ridge Road
                           Montvale, New Jersey 07645
                                 (201) 930-9305
               (Address, Including Zip Code, and Telephone Number,
        Including Area Code, of Registrant's Principal Executive Offices)



                              Robert Vecsler, Esq.
                          General Counsel and Secretary
                           Geotek Communications, Inc.
                             102 Chestnut Ridge Road
                           Montvale, New Jersey 07645
                                 (201) 930-9305
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent For Service)

                                 With a copy to:

                            Stephen T. Burdumy, Esq.
                 Klehr, Harrison, Harvey, Branzburg & Ellers LLP
                               1401 Walnut Street
                             Philadelphia, PA 19102
                                 (215) 568-6060

Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box: |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest investment plans. Check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|_|



                                          CALCULATION OF REGISTRATION FEE
===========================================================================================================================

                                                            Proposed Maximum          Proposed Maximum         Amount Of
       Title Of Shares To Be           Amount To Be         Aggregate Price          Aggregate Offering       Registration
            Registered                  Registered             Per Share                   Price                  Fee
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                        48,740,398(1)             $1.47(2)                $71,648,385(2)           $21,136.27
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                         1,000,000(3)             $1.62(4)                $ 1,620,000(4)           $   477.90
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                         1,507,500(5)             $4.00(4)                $ 6,030,000(4)           $ 1,778.85
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                           292,500(6)             $8.00(4)                $ 2,340,000(4)           $   690.30
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value
$.01 per share                           350,000(7)             $2.00(4)                $   700,000(4)           $   206.50
---------------------------------------------------------------------------------------------------------------------------
    Total                                                                                                        $24,289.82
===========================================================================================================================

(1) Consists of shares of the Registrant's common stock (the "Common Stock") which may be issued to the Selling Stockholders named herein (a) upon conversion of Shares of the registrant's Series O Convertible Preferred Stock, Series P Convertible Preferred Stock, Series Q Convertible Preferred Stock, Series R Convertible Preferred Stock and Series S Convertible Preferred Stock (collectively, the "Preferred Stock"); (b) in satisfaction of dividends payable with respect to the Preferred Stock; (c) upon conversion of a $2,000,000 unsecured promissory note held by Decision Systems Israel Ltd.; and (d) upon conversion of a $24,500,000 convertible note held by Hughes Network Systems, Inc. Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this registration statement also registers such additional number of shares of the Common Stock as may become issuable upon conversion of the Preferred Stock or exercise of the Warrants (as defined herein) as a result of stock splits, stock dividends and anti-dilution provisions (including, by reason of any reduction in the conversion price of the Preferred Stock or the exercise price of the Warrants in accordance with the terms thereof if the market price of the Common Stock declines).

(2) Based on the closing sale price of the Common Stock as reported on The Nasdaq Stock Market on March 13, 1998. Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) of the Securities Act.

(3) Consists of shares of the Common Stock issuable upon exercise of certain warrants issuable pursuant to the terms of the Preferred Stock (the "Redemption Warrants").

(4) Represents the current exercise price of the Warrants in accordance with Rule 457(g) of the Securities Act.

(5) Consists of shares of the Common Stock issuable upon the exercise of certain warrants issued in connection with the purchase of shares of the Company's Series Q Convertible Preferred Stock.

(6) Consists of shares of the Common Stock issuable upon the exercise of certain warrants issued in connection with the purchase of shares of the Company's Series Q Convertible Preferred Stock.

(7) Consists of shares of the Common Stock issuable upon the exercise of a warrant held by Arnhold and S. Bleichroeder, Inc.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                   Subject to Completion, dated March 17, 1998

                           GEOTEK COMMUNICATIONS, INC.

                        51,890,398 Shares of Common Stock

                                   PROSPECTUS

This Prospectus concerns:

         (i) The offer and sale by certain selling stockholders (the "O&P Investors"), from time to time, of (a) up to an aggregate of 12,430,136 shares of Common Stock, par value $.01 per share (the "Common Stock") of Geotek Communications, Inc. a Delaware corporation ("Geotek" or the "Company"), issued or issuable upon conversion of the Company's Series O Convertible Preferred Stock, par value $.01 per share (the "Series O Preferred Stock"), and the Company's Series P Convertible Preferred Stock, par value $.01 per share (the "Series P Preferred Stock" and, collectively with the Series O Preferred Stock, the "O&P Preferred Stock") and which have been or may be issued in payment of dividends on the O&P Preferred Stock. The shares of Common Stock issued or issuable by the Company to the O&P Investors upon conversion of the O&P Preferred Stock, in satisfaction of dividends on the O&P Preferred Stock are hereinafter referred to as the "O&P Conversion Shares", and the "O&P Dividend Shares," and the "Series P Warrant Shares," respectively.

         (ii) The offer and sale by certain selling stockholders (the "Series Q Investors"), from time to time, of (a) up to 9,525,986 shares of Common Stock issued or issuable upon conversion of the Company's Series Q Convertible Preferred Stock, par value $.01 per share (the "Series Q Preferred Stock"), and which have been or may be issued in payment of dividends on the Series Q Preferred Stock, and (b) 1,800,000 shares of Common Stock issuable upon exercise of warrants issued to such stockholders (the "Series Q Warrants") in connection with their investment in the Series Q Preferred Stock. The shares of Common Stock issued or issuable by the Company to the Series Q Investors upon conversion of the Series Q Preferred Stock, in satisfaction of dividends on the Series Q Preferred Stock and upon exercise of the Series Q Warrants are hereinafter referred to as the "Series Q Conversion Shares," the "Series Q Dividend Shares" and the "Series Q Warrant Shares," respectively.

         (iii) The offer and sale by certain selling stockholders (the "Series R Investors"), from time to time, of up to 9,895,160 shares of Common Stock issuable upon conversion of the Company's Series R Convertible Preferred Stock, par value $.01 per share (the "Series R Preferred Stock"), and which may be issued in payment of dividends on the Series R Preferred Stock. The shares of Common Stock issuable by the Company to the Series R Investors upon conversion of the Series R Preferred Stock and in satisfaction of dividends on the Series R Preferred Stock are hereinafter referred to as the "Series R Conversion Shares" and the "Series R Dividend Shares," respectively.

         (iv) The offer and sale by certain selling stockholders (the "Series S Investors"), from time to time, of up to 2,055,783 shares of Common Stock issuable upon conversion of the Company's Series S Convertible Preferred Stock, par value $.01 per share (the "Series S Preferred Stock"), and which may be issued in payment of dividends on the Series S Preferred Stock. The shares of Common Stock issuable by the Company to the Series S Investors upon conversion of the Series S Preferred Stock and in satisfaction of dividends on the Series S Preferred Stock are hereinafter referred to as the "Series S Conversion Shares and the "Series S Dividend Shares," respectively. The Series O&P Preferred Stock, Series Q Preferred Stock, Series R Preferred Stock and Series S Preferred Stock are hereinafter collectively referred to as the "Preferred Stock." The O&P Conversion Shares, Series Q Conversion Shares, Series R Conversion Shares and Series S Conversion Shares are hereinafter collectively referred to as the "Conversion Shares." The O&P Investors, Series Q Investors, Series R Investors and the Series S Investors are hereinafter collectively referred to as the "Preferred Stock Investors."

         (v) The offer and sale by the Preferred Stock Investors of 1,000,000 shares of Common Stock (the "Redemption Shares") which may be issued upon exercise of warrants (the "Redemption Warrants") issuable by the Company upon the redemption of the Preferred Stock by the Company as provided in the respective certificates of designation for the Preferred Stock.

         (vi) The offer and sale of 2,000,000 shares of Common Stock ("DSI Shares") issuable upon conversion of a $2,000,000 unsecured Promissory Note held by Decision Systems Israel Ltd. (the "DSI Note").

         (vii) The offer and sale of 350,000 shares of Common Stock ("ASB Shares") issuable upon exercise of a warrant held by Arnhold and S. Bleichroeder ("ASB Warrant").

         (viii) The offer and sale of 12,833,333 shares of Common Stock (the "HNS Shares") issuable upon conversion of a $24,500,000 Convertible Note held by Hughes Network Systems, Inc. (the "HNS Note").

         Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Securities Act"), this Prospectus also concerns such additional number of shares of Common Stock as may become issuable upon conversion of the Preferred Stock or exercise of the Series Q Warrants and the ASB Warrant (collectively, the "Warrants") as a result of stock splits, stock dividends and anti-dilution provisions (including, by reason of any reduction in the conversion price of the Preferred Stock or exercise price of the Warrants in accordance with the terms thereof if the market price of the Common Stock declines). The shares of Common Stock issuable by the Company upon exercise of the Warrants are hereinafter referred to as the "Warrant Shares."

         The Conversion Shares, Warrant Shares, Dividend Shares, Redemption Shares, DSI Shares, ASB Shares and HNS Shares are sometimes collectively referred to herein as the "Offered Shares." The Preferred Stock Investors, Decision Systems Israel Ltd., Arnhold and S. Bleichroeder and Hughes Network Systems, Inc. are sometimes collectively referred to herein as the "Selling Stockholders."

         The Company's Common Stock is listed on The Nasdaq Stock Market ("Nasdaq") under the symbol "GOTK" and on the Pacific Stock Exchange ("PSE") under the symbol "GEO." On March 13, 1998, the closing sale price for the Common Stock, as quoted on the Nasdaq, was $1.468 per share.


               SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.


          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
       SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE
            SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                          ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March __, 1998.

         Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Stockholders, from time to time while the Registration Statement to which this Prospectus relates is effective, on the PSE, Nasdaq or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. The Selling Stockholders have advised the Company that they currently intend to sell all or a portion of the Offered Shares pursuant to this Registration Statement from time to time in any manner described under "Plan of Distribution." Notwithstanding the registration of the offer and sale of the Offered Shares to subsequent purchasers, the Selling Stockholders (whether or not affiliates of the Company) that hold the DSI Note or the HNS Note, or to whom the Preferred Stock and Warrants were initially issued by the Company, and that acquire Offered Shares will be required to deliver this Prospectus in accordance with the Securities Act in connection with any transaction involving the resale of such securities.


======================================================================================================================
                                                  Underwriting
                             Price                Discounts and              Proceeds to            Proceeds to the
                           to Public               Commissions               the Company         Selling Stockholders
----------------------------------------------------------------------------------------------------------------------
Per Share...........        (1)(2)                   (1)(2)                      (3)                    (1)(4)
----------------------------------------------------------------------------------------------------------------------
Total.................      (1)(2)                   (1)(2)                      (3)                    (1)(4)
======================================================================================================================


(1) It is anticipated that the Offered Shares registered for resale hereunder will be sold by the Selling Stockholders in market or private transactions at prevailing prices, from time to time.

(2) In connection with the sale of the Offered Shares by the Selling Stockholders pursuant to this Prospectus, the Selling Stockholders may pay underwriting or broker-dealer discounts or commissions. The amounts of such discounts and commissions, if any, cannot be determined by the Company at this time.

(3) The Company will not receive any proceeds from the resale of the Offered Shares by the Selling Stockholders.

(4) The Company will pay all expenses of the offering of the Offered Shares, which are estimated to be $52,789.82. The Selling Stockholders will pay any brokerage fees or commissions in connection with their sale of the Offered Shares.

                              AVAILABLE INFORMATION

         The Company has filed a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain information contained in the Registration Statement and reference is made to the Registration Statement and the exhibits and schedules thereto for further information with respect to the Company and the securities offered hereby. Statements contained in this Prospectus as to the contents of certain documents filed with, or incorporated by reference in, the Registration Statement are not necessarily complete, and in each instance reference is made to such document, each such statement being qualified in all respects by such reference.

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, NY 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission, Washington, D.C. 20549. The Common Stock is listed on both the Nasdaq and the PSE and such reports, proxy statements and other information filed with the Commission also should be available for inspection at the offices of the National Association of Securities Dealers, Inc., Report Section, 1735 K Street, N.W., Washington, D.C. 20006, and at the PSE facilities located at 115 Sansome Street, San Francisco, California. Such reports and other information can also be reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's web site (http://www.sec.gov).


                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The Company incorporates by reference into this Prospectus the documents listed below:

         (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1997; and

         (2) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A, dated December 15, 1992.

         All reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus, and prior to the filing of a post-effective amendment to the Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company hereby undertakes to provide, without charge, to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of all documents incorporated by reference in this Prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein. Requests for such copies should be directed to Corporate Secretary, Geotek Communications, Inc., 102 Chestnut Ridge Road, Montvale, New Jersey 07645; telephone number (201) 930-9305.

         The Company will furnish its stockholders with annual reports containing audited financial statements and a report by the Company's independent accountants.

                          ADDRESS AND TELEPHONE NUMBER

       The mailing address and telephone number of the Company's principal executive offices are as follows:

                                    Geotek Communications, Inc.
                                    102 Chestnut Ridge Road
                                    Montvale, New Jersey 07645
                                    Telephone Number: (201) 930-9305

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The securities offered hereby involve a substantial degree of risk. The following factors, in addition to those discussed elsewhere in the Prospectus or incorporated herein by reference, should be carefully considered in evaluating the Company and its business prospects before purchasing any of such securities. This Prospectus contains and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Securities Reform Act"). The Company desires to take advantage of the "safe harbor" provisions of the Securities Reform Act and is including this statement for the express purpose of availing itself of the protections of such safe harbor with respect to all of such forward-looking statements. When used in this document, the words, "anticipate," "plan," "intend," "believe," "estimate" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events. Such forward-looking statements relate to, among other things, (i) the development and commercial implementation of the Driver Logistics(TM) System and the FHMA(R) Network (as hereinafter defined) in the Company's target market in the United States, (ii) the procurement of radio spectrum and transmission sites, (iii) the Company's ability to compete for customers successfully, (ii) the Company's ability to obtain the necessary financing, (v) the Company's ability to renegotiate certain terms and conditions of debt obligations, (vi) the risk of international business, and (vii) the effect of certain legislation and governmental regulation on the Company. The prediction of future results is inherently subject to various risks and uncertainties including those discussed under "Risk Factors" and elsewhere in this Prospectus. Accordingly, actual results may differ materially from those expressed or implied by the forward-looking statements included in and incorporated by reference into this Prospectus. The Company wishes to caution each reader of this Prospectus to consider carefully the specific factors discussed with such forward-looking statements as such factors in some cases have affected, and in the future (together with other factors) could affect, the ability of the Company to achieve its projected results and may cause actual results to differ materially from those expressed herein.

                                    BUSINESS

         The Company is a provider of mobile logistics systems operating over the Company's proprietary network, a spectrum-efficient, high quality, 900 MHz integrated digital voice and data wireless communication network which is based on frequency hopping, multiple access technology (the "FHMA(R) Network"). The Company's core product line is the Driver Logistics(TM) System, a motor vehicle-based intelligence system designed to improve the productivity of the fleet driver.

         Geotek markets Driver Logistics(TM) Systems in the eleven markets in which it operates the FHMA(R) Networks. The Company maintains specialized mobile radio licenses ("SMR") in over 40 metropolitan trading areas throughout the United States. During 1997, the Company devoted, and expects to continue to devote, substantial financial and management resources to continue marketing and developing its Driver Logistics(TM) Systems and network technology.

         The Driver Logistics(TM) System integrates voice and data communications, hardware and specialized software products with the Company's proprietary digital voice and packet data network. The system allows users to organize work schedules, assign jobs to mobile workers, track work status and completion, send and receive directions, locate stolen and lost vehicles, verify transactions and communicate among mobile work groups. The Company believes that mobile fleets, with their complex decision-making and high operational interdependence, stand to benefit the most from the use of the Driver Logistics(TM) System.

         Based on the Company's current business plan, the Company estimates that it will need approximately $85 million of additional financing through the end of fiscal 1998, with a portion needed beginning in the second quarter of 1998, to execute its short term business plan (fiscal 1998) and significant additional financing thereafter to implement its long term business plan. The amount of additional financing required will increase if the Company experiences: delays in the commercial implementation of its U.S. Network (which have occurred in the past); cost overruns; or other unanticipated cash needs. The Company does not intend to construct additional U.S. markets or to expand into new international digital wireless networks until such time as it obtains sufficient financing to do so. The Company believes that its market by market roll-out plan of the FHMA(R) Network will permit the Company to control its cash expenditures to a limited extent by focusing its activities in certain markets while reducing or delaying its activities in other markets. Additonally, the Company intends and hopes to renegotiate certain existing cash obligations. The Company will attempt to obtain additional financing from one or more sources, including, but not limited to, public or private equity or debt offerings, bank loans, strategic partners, joint ventures, vendor financing, leasing arrangements, or a combination thereof. There can be no assurance that the Company will be able to obtain any such financing or renegotiate existing obligations on acceptable terms or at all. Any additional equity financing may involve substantial dilution to the interest of holders of the Company's equity securities. The failure to obtain the requisite additional capital would prevent the Company from executing its short and long term business plan, would result in the Company violating certain contractual and debt covenants, and would affect and raise substantial doubt about the Company's ability to continue as a going concern. The Company also expects to improve cash flow through stringent cost control and expenditure reduction. The consolidated financial statements have been prepared on a going concern basis which contemplates the realization of assets and liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the carrying value of assets and liabilities that might result from the aforementioned uncertainty.


                                  RISK FACTORS

Negative Cash Flow; Anticipated Future Losses; Significant Future Capital Requirements; Need For Additional Cash; Dilution

         The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception, has incurred significant net operating losses and negative cash flow. The Company had consolidated net losses from continuing operations of $225.7 million, $140 million and $83.1 million for the years ended December 31, 1997, 1996 and 1995 respectively. In addition, the Company had a deficiency of earnings before interest, taxes, depreciation and amortization ("EBITDA") of $161.5 million, $96.6 million and $62.4 million for such periods, respectively. The Company anticipates that its net losses from operations and its EBITDA deficiency will continue during the commercialization and continued development of the Driver LogisticsTM System and the implementation of the FHMA(R) Network. There can be no assurance that the Company's Driver LogisticsTM System and FHMA(R) Network will ever provide a revenue base adequate to achieve or sustain profitability or generate positive cash flow.

         The Company will be required to raise substantial financing, a portion of which must be raised during the second quarter of 1998, in order to continue to fund its ongoing working capital needs and to implement its business plan. The Company's short-term business plan is to increase the number of customers and customer revenues and to offer new services in the 11 markets in which it is currently operating, and, its long-term business plan is to market the Driver LogisticsTM System utilizing the FHMA(R) Network in over 40 markets, and to enhance its network operations and to take advantage of international opportunities. The Company estimates that through the end of 1998, approximately $85 to $95 million will be required in order to fund working capital needs and debt service, affecting the Company's ability to significantly increase the number of customers subscribing to the Driver LogisticsTM System in the 11 markets in which it is currently operating. At December 31, 1997, the Company had approximately $13.4 million of cash and cash equivalents and a $89.6 million vendor credit facility available, the last $50 million of which is subject to satisfaction of certain conditions can only be used for the purchase of infrastructure equipment from Hughes Network Systems, Inc. ("HNS"). The $13.4 million cash and cash equivalents may be used for working capital and general corporate purposes. In addition, the Company had $9.1 million in restricted cash from the sale of BCI which was released in the first quarter of 1998, and, in February 1998, upon completion of the sale of its European analog networks received an additional $85 million in restricted cash. In accordance with amendments under the indenture governing its Senior Secured Discount Notes due 2005 ("15% Discount Notes"), the Company can use the proceeds from the sale of

European assets as follows: 40% for qualifying capital expenditures; 40% for working capital; and, 20% for the repayment of the pro-rata portion of the accreted value of the Discount Notes. The Company does not intend to construct additional U.S. markets until such time as it obtains sufficient financing to do so. In addition, the Company does not intend to expand existing or to deploy new international FHMA(R) networks until additional capital is obtained. Further, the Company may require financing for certain of its debt obligations, including potential redemption obligations with respect to certain series of the Company's preferred stock. (See "-- Substantial Leverage; Future Repayment Obligations.")

         To meet its additional capital requirements and to successfully implement its strategy, the Company plans to seek additional financing, to the extent available, from one or more sources, including, but not limited to, public or private equity or debt financing, bank loans, strategic partners, joint ventures, vendor financing, leasing arrangements, asset sales or a combination of these sources. The Company has obtained the consent of a majority of the holders of certain of the Company's debt securities to utilize up to approximately $40 million of the proceeds from debt financings and/or additional asset sales for working capital purposes. There can be no assurance that the Company will be able to obtain the additional financing or the consent of the debt holders, in a timely manner, necessary to satisfy its cash requirements or to implement its strategy successfully. The failure to obtain the requisite additional capital in the short term, fiscal 1998, would prevent the Company from executing its short and long term business plan, would result in the Company violating certain debt and contractual covenants, and would raise substantial doubts about the Company's ability to continue as a going concern.

         The issuance of additional equity securities or securities convertible into equity securities, in addition to the possible conversion of existing convertible preferred stock, and convertible notes, the redemption of redeemable preferred stock, the exercise of warrants and options or the possible repayment of other similar obligations in Company stock, will result in the dilution of the Company's stockholders. Further, under the applicable conversion formulae for certain series of the Company's preferred stock, the number of shares of Common Stock issuable upon conversion will increase if the market price of the Common Stock decreases. Moreover, the Company cannot determine accurately the number of dividend shares which may be issued to the holders of the Company's Series N through Series S Convertible Preferred Stock, as such number is based upon the market price of the Common Stock prior to the payment of such dividend.

Substantial Leverage; Future Repayment Obligations

         As of December 31, 1997, the Company's consolidated long-term debt, including current portion and redeemable preferred stock, was approximately $326.1 million. During 1997, the Company's annual cash payments for debt service and preferred stock dividends were $18.2 million and will increase to approximately $20 million in 1998 and to at least $55 million beginning in 2001. The Company's obligations to pay principal on its currently outstanding indebtedness will commence in October 1998 (except that the Company is required to use 20% of the proceeds from the sale of NB3 and Terrafon to make a tender offer to the holders of the Company's 15% Senior Secured Discount Notes due 2005 (the "15% Discount Notes"), on a pro rata basis according to the accreted value of the 15% Discount Notes, within 30 days after the consummation of such sales) when principal and interest payments on indebtedness to HNS in the original principal amount of $24.5 million will become due and payable to the extent this indebtedness has not then been converted into Common Stock or renegotiated by the Company.

         Interest payments on borrowings under the Company's vendor financing agreement with HNS are semi-annual and will commence on July 15, 1999 (unless an event of default occurs earlier), and principal payments will commence in 1999. The Company's obligations will increase significantly starting in 2001, when interest payments will commence on the 15% Discount Notes and the principal amount of any of the Company's 12% Senior Subordinated Convertible Notes due 2001 (the "12% Notes") then outstanding will become due and payable. The Company also is required to repay $40 million in November 2002 pursuant to a Senior Loan Facility (the "Senior Loan Facility") to entities affiliated with S-C Rig (as defined below). In October 2000, the Company's Series H Cumulative Redeemable Convertible Preferred Stock ("Series H Preferred Stock") is redeemable at the option of the holders for an aggregate price of $40 million. The Company may elect to pay the redemption price in shares of Common Stock having an aggregate market value equal to 150% of the redemption value of the Series H Preferred Stock being redeemed. If the Company's cash flow from operations is insufficient to make such payments, the Company would be required to refinance or renegotiate the terms of some or all of such indebtedness in order to avoid a default. There can be no assurance that the Company would be able to refinance such indebtedness on acceptable terms or in a timely manner. A default under the 15% Discount Notes or the 12% Notes would have a material adverse effect on the Company's financial position. (See footnote 1 to the Company's 1997 Consolidated Financial Statements).

         The Company's substantial indebtedness may have important adverse consequences, including (i) possible impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures and general corporate purposes; (ii) direction of a substantial portion of the Company's cash flow from operations to the payment of principal and interest, reducing funds available for other purposes, including the successful and timely development and marketing of the Driver LogisticsTM System; (iii) the Company becoming more highly leveraged than other competing companies; and (iv) an increased vulnerability to a downturn in its business or the economy in general. In addition, the instruments governing the Company's outstanding indebtedness impose significant operating and financial restrictions, which limit, among other things, the Company's ability to incur indebtedness, utilize proceeds of debt financings and/or asset sales for working capital purposes, repay new indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock of its subsidiaries, create liens, sell assets and engage in mergers and acquisitions. Although these instruments contain exceptions to these restrictions that are designed to allow the Company to operate its business without undue restraint, such restrictions, together with the Company's high degree of leverage, could limit its ability to effect future financings and respond to changing market conditions.

Dependence Upon Commercial Implementation of the Driver LogisticsTM System and FHMA(R) Network

         The Company's success will depend to a significant extent on its ability to successfully market its Driver LogisticsTM System in its target United States markets. The successful and timely commercialization of the Driver LogisticsTM System will depend on various factors, many of which are beyond the Company's control. These factors include, among others, the timely and cost-effective manufacture, construction, testing, and integration of the FHMA(R) Network infrastructure and software sufficient to provide adequate coverage, stability and capacity, the procurement and preparation of base station and remote sites, the receipt of necessary regulatory approvals, the availability of substantial additional financing in the short term and long term, recruitment and successful training of the Company's sales staff and dealer network, increasing competition, and market acceptance of the Driver LogisticsTM System.

Dependence Upon Integration of New Services and Software

         The Company's current and proposed services involve a complex integration of sophisticated voice and data applications that utilize newly developed hardware and specialized software products. The development and implementation of the Driver LogisticsTM System and FHMA(R) Network to date have raised, and continue to raise, technical difficulties, which have, and may continue to, adversely affect service to customers in certain markets. Additional technical difficulties may arise from time to time as the Company continues to make hardware and software modifications, add new services and increase the number of customers in a particular market. The introduction of additional services is expected to require testing and hardware and software modifications in order to integrate such services with the existing services, which may present technical problems. During the fourth quarter of 1997, the Company began introducing new operating system software in its current United States markets. Integration of such software requires significant modification to the network and the hardware utilized by the Company's customers, as well as testing. The success and timing of the integration of new services and new software and/or the negative impact, if any, to the Company's customers from an interruption of service cannot be predicted. In addition, new software may be required to solve technical difficulties that may arise in the operation and performance of the Driver LogisticsTM System and FHMA(R) Network as additional customers are added in a particular market or as the coverage area in any market is increased. Furthermore, each of the Company's U.S. target markets could present unique technical issues due to differences in geography and topography, which may also require new software. Delays in the integration of new services and new software, or an adverse reaction from the Company's customers, could have a material adverse effect on the Company's ability to successfully market the Driver LogisticsTM System, and accordingly upon other financial results, such as revenues, cash flow and results of operations.

Dependence Upon Customer Receipts; Need to Lower Cost of Manufacturing Customer Equipment Units

         To date, the Company's operating expenditures incurred with respect to its existing and planned offerings in each of its commercial markets have significantly exceeded customer receipts. The Company attributes this performance to two factors. Currently, customer equipment is provided to customers for substantially less than the cost to manufacture such equipment. Second, as a result of the Company's early promotional efforts and technical difficulties, the Company has no significant amounts of anticipated revenue from its U.S. customers. The Company's goal is to decrease such losses as it continues to add customers and eliminate technical difficulties. Additionally, the Company hopes to be able to lower the manufacturing cost of customer equipment as customers volume increases and additional vendors manufacture the equipment. However, there can be no assurance regarding the amount, if any, that the Company's customers will pay for the Driver LogisticsTM System or for service or that the Company will be able to reduce the manufacturing cost of customer equipment sufficiently to make manufacturing cost-effective; nor can there be any assurance that the Company will be able to improve its collection of revenues. More generally, there can be no assurance that the Driver LogisticsTM System will achieve market acceptance in the Company's targeted markets. The inability of the Company to increase the price paid by customers, reduce sufficiently its costs for its equipment, or establish an adequate customer base in each of its markets could have a material adverse effect on the Company's cash flow from operations and financial position and the Company's ability to compete in the marketplace. (See footnote 1 to the Company's 1997 Consolidated Financial Statements).

Dependence Upon the Driver LogisticsTM Portable

         The Company recently introduced the Driver LogisticsTM Portable (the "Portable"). This may create additional technical challenges specific to those customers using the Portable, including being able to provide a commercially acceptable level of system coverage to those customers. In order to provide proper network support for the Portable, the Company may be required to construct additional sectors and acquire additional frequencies, which could materially impact cost structure. The Company's ability to successfully integrate the Portable and the costs required for such integration cannot be accurately determined until the completion of additional analysis and testing. The Company's inability to adequately integrate the Portable into its network or to successfully market the Portable to its customers could adversely effect the Company's ability to successfully market the Driver LogisticsTM Portable.

Limited Operating History

         The Company has limited experience in marketing Driver LogisticsTM Systems and in developing, establishing and operating wireless communications networks. Further, a significant portion of the Company's operating experience to date has occurred in foreign markets, primarily the United Kingdom, and has involved technology different from the Company's proprietary technology. The Company's experience to date in the United States has been limited to providing primarily voice and data dispatch services during the 1996 to a relatively few number of customers in seven of its 11 current markets. During 1997, the Company provided voice and data services in 11 markets. Therefore, there is limited historical financial and operating information to evaluate the Company's ability to operate successfully as a provider of integrated digital voice and data wireless communications services.

Need to Manage Growth; Dependence On Key Personnel

         Successful development and marketing of the Driver LogisticsTM System in the Company's target markets will require expansion of the Company's operating, financial and management systems, which, in turn, will require additional senior management and a substantial number of additional technical and sales personnel. The Company's success will depend in part on its ability to attract, retain, motivate, train and manage additional individuals as well as existing personnel. The substantial growth in the wireless communications industry in recent years has created a strong need for talented and experienced individuals and, accordingly, the market for such individuals is very competitive. There can be no assurance that the Company will be able to attract and retain such individuals necessary to support the proposed expansion of its operations.

         The success of the Company will depend greatly upon the experience and active participation of its management. The Company has entered into employment agreements with certain members of senior management, including those employees who oversee the operations of the Company's main operating units. The loss of members of its senior management could adversely affect the Company's business. In addition, the successful further development and successful marketing of the Driver LogisticsTM System will depend, to a large extent, upon the ability of the Company's engineers and scientific technical personnel to perfect and improve existing and proposed products. The loss of some or all of such personnel, the inability of the Company to attract additional personnel, or the inability of such persons to design products or to continue product enhancement in response to customers' demands or competitive pressures would inhibit the Company's ability to sell its products and services and to operate profitably.

Need for Additional Spectrum and Transmission Sites

         The Company may require additional spectrum to add capacity and services in certain of its existing markets as well as any future markets in the U.S. The Company anticipates that it may eventually need more spectrum in certain of its more populated markets. Because spectrum is a finite resource, there can be no assurance that the Company will be able to obtain additional spectrum to meet its possible needs. Additionally, acquisition of additional spectrum may require significant capital resources. The inability of the Company to obtain additional spectrum that it may require could limit its ability to expand its services and to increase the number of customers able to utilize the Company's proprietary FHMA(R) digital wireless network and Driver LogisticsTM System in certain markets.

         There are only a limited number of existing communications towers capable of providing the Company with sufficient coverage for its radio transmissions and supporting its transmission equipment. If the Company cannot obtain leases for existing towers, it may be required to purchase sites, obtain necessary permits and build such towers, which could take up to one year for each tower. If the Company is required to build new towers, the implementation of the FHMA(R) Network and Driver LogisticsTM System in one or more of its target U.S. markets could be delayed.

Impact of Government Regulation

         The licensing, construction and operation of SMR systems in the United States is regulated by the FCC under the Communications Act of 1934, as amended (the "Communications Act"). The FCC currently regulates two types of 900 MHz SMR licenses, both authorizing ten channels of 12.5 KHz in width from base station to mobile. The Company holds both types. The first type is the Designated Filing Areas ("DFAs") licenses, which were issued by the FCC in the 1980's in 50 urban markets, on a site-specific basis. The second type is the Major Trading Areas ("MTA") license, issued pursuant to the FCC's 900 MHz specialized mobile radio ("SMR") spectrum auctions, which were concluded in 1996. MTA licenses authorize much larger territory in 51 markets. At December 31, 1997, the Company held authorizations for 185 MTA licenses and 98 DFA licenses. The MTA licenses are non-site-specific and have an extended construction period of 3-5 years. Where the MTA licenses overlap coverage with a DFA license, the MTA licensee must ensure non-interference protection for the incumbent DFA licensee. Where the MTA licensee itself holds the incumbent DFA license, the DFA license may be canceled or subsumed into the MTA license, thereby assuming the regulatory/ construction advantages of an MTA license. The Company has subsumed virtually all of its DFA licenses that are surrounded by its MTA licenses, in order to take advantage of regulatory/construction advantages.

         In accordance with the Indenture (the "Indenture") governing the 15% Discount Notes, the Company pledged an interest in certain of its subsidiaries that hold a majority of the Company's DFA Licenses. In addition, on December 21, 1995, the Company, through its subsidiaries, entered into the Loan Agreement and on September 27, 1996 entered into a Vendor Credit Financing Agreement (the "Credit Agreement") with HNS pursuant to which the assets of the Company's subsidiary, Geotek License Holdings, Inc., consisting of all MTA licenses obtained by the Company during 900 MHz SMR spectrum auctions were pledged to HNS as security. In December 1997, the trustee under the Indenture and HNS agreed to reallocate the MTA licenses among subsidiaries of the Company all of whose stock is pledged either to the Indenture trustee or to HNS.

         As permitted by the FCC, the Company subsumed its DFA licenses which were acquired prior to the 1996 auctions with the Company's MTA licenses so that, together, they are regulated as a single MTA license. Under the terms of the MTA licenses the Company acquired during the auctions, a MTA will be "constructed" if one-third of the market's population is served within three years of the grant, August 12, 1999, and two-thirds of the population are served within five years of the grant, August 12, 2001. As an alternative, the Company may elect for the FCC to waive the requirements for August 12, 1999 and agree that the construction requirements, that the Company provide substantial service to the MTA, be met by August 12, 2001. At December 31, 1997, approximately $39.4 million (cost basis) of the Company's $72.7 million of licenses were being utilized for commercial services.

         Most of the equipment utilizing the Company's technology that is used to send signals must satisfy certain technical standards and receive FCC type acceptance approval. In addition, the Company's equipment and transmitter sites must comply with the FCC's guidelines for human exposure to radio frequency ("RF") radiation. These guidelines apply to all MTA-based 900 MHz SMR licenses. Although the Company's base stations and current customer equipment have received such type acceptance approval from the FCC, there can be no assurance that future generations of customer units or other equipment will meet such standards.

Dependence Upon Third Party Providers

         The Company is dependent upon a relatively small number of manufacturers for its products. Rafael Armament Development Authority ("Rafael"), a related party and a division of the Israeli Ministry of Defense, is subcontracted for manufacturing and enhancing the base station and remote sites. The terms of the Company's license of FHMA(R) technology from Rafael and the Company's receipt of certain capital grants provided by the State of Israel impose limitations on the Company's ability to transfer the manufacture and enhancement of certain aspects of its FHMA(R) infrastructure absent the approval of Rafael and the State of Israel.

         Rafael has developed the base station equipment for the Company. In September 1996, the Company and a wholly-owned subsidiary of the Company, Geotek Financing Corporation ("GFC"), entered into an agreement with HNS pursuant to which HNS agreed to manufacture certain of the components required for the construction of 900 MHz FHMA(R) base station equipment in order to expand the Company's manufacturing supply sources. In addition, HNS is providing up to $100 million of financing (the last $50.0 million of which is subject to the satisfaction by the Company of certain operating criteria) for up to 90% of the purchase price of equipment scheduled for delivery by HNS to the Company prior to June 30, 1999. As of December 31, 1997, the Company has drawn down $10.4 million of the $100 million. Rafael and HNS are currently producing base station equipment for the Company's U.S. wireless network.

         The Company procures all other components utilized in connection with its digital wireless system from third parties. Farbell Electronics manufactures large and small screen vehicle-mounted customer units and HNS manufactures the portable unit. In 1997, Mitsubishi Consumer Electronics of America manufactured the mobile car radio, but will no longer do so. The Company does not believe this will have a material impact on the Company's business because going forward, the mobile car radio will be manufactured by GTI-Israel, a subsidiary of the Company. In June 1997, the Company also entered into a development and purchasing agreement with IBM to develop and produce an enhanced telephone and dispatch switch, in order to upgrade its existing switches for high customer capacity.

         There can be no assurance that such third parties will deliver such equipment on a timely basis. Although the Company believes that it can obtain all components necessary to build the digital wireless system from other sources, it may encounter delays in the event of a component shortage due to the time needed to identify alternative sources and manufacture substitute components. With the exception of Rafael and HNS, none of the Company's suppliers has previously manufactured FHMA(R) system equipment. Failure to obtain hardware components on a timely basis or at satisfactory prices could result in delays or cost overruns in the implementation of the U.S. network and Driver Logistics(TM) System.

         The Company has agreements with several parties, including IBM to manage the construction of the U.S. Wireless Network base stations and remote sector sites. The Company also has engaged, and intends to engage, other third party contractors to manage all or certain aspects of such construction or installation in certain of its U.S. target markets. A failure by IBM or such other contractors to manage properly the preparation and construction of the Company's base stations and remote sector sites could delay the enhancement and continued roll-out of the FHMA(R) Network thereby jeopardizing the Company's FCC licenses and generally adversely affecting the Company's business.

Risks of International Business

         Certain of the Company's products and components are manufactured outside of the U.S. and its engineering and development activities are dependent upon foreign providers. See "--Dependence on Third Party Providers." Further, the Company currently sells its products and services in various countries, and may pursue opportunities in other countries. Accordingly, the Company is subject, but not limited, to the risks inherent in conducting business across national boundaries, including currency exchange rate fluctuations, international incidents, military outbreaks, economic downturns, government instability, nationalization of foreign assets, government protectionism and changes in governmental policy, any of which could adversely affect the Company's business in one or more of its international markets or in the U.S. For instance, the November devaluation of the Korean Won may have an adverse impact on the Company's investments in Korea, the Company's ability to collect receivables in dollars, or the Company's ability to successfully market its products in that country in the future.

         The Company and entities in which the Company has an interest currently hold licenses to operate communication networks in Korea and Argentina. The licensing and other operational risks attendant upon commencing and maintaining wireless communications networks in foreign countries are similar to those in the U.S., including availability of spectrum capacity and transmission sites, competition and government regulation.

         In July 1997, the Company entered into a joint venture agreement with two Canadian partners for the purpose of deploying FHMA(R) Networks in the provinces of Ontario, Quebec and British Columbia utilizing 900 MHz licenses previously awarded to Geotek Communications Canada, Inc., a wholly owned subsidiary of Geotek Communications Canada, Inc. by Industry Canada, the regulatory agency responsible for spectrum allocation in Canada.

         The Company's joint venture partners withdrew from the joint venture in the first quarter of 1998. The Company has the option to reapply to Industry Canada for licenses at such time that the Company obtains financing sufficient to pursue its business in Canada.

         In Korea, the network is based upon the implementation of the FHMA(R) Network on the 800 MHz frequency. There can be no assurance that the Company will be able to successfully adapt its FHMA(R) Network to another frequency or standard on a timely or cost-effective basis, if at all. Further, the roll-out of products and services in each of these countries will be subject to the same risks attendant to the marketing and development of the Company's Driver LogisticsTM System and FHMA(R) Network in the U.S. Moreover, certain foreign regulatory authorities may limit the Company's ownership interest in licenses or the operating entity which it owns and operates under such licenses. There can be no assurance that the Company will be successful in developing its business in any of these markets.

         Certain international regulations may limit the Company's interest in entities which hold licenses or operate wireless networks in various countries. Thus, the Company's ability to expand its interest in international markets may be limited.

Year 2000 Issues

         The Company's software and hardware were developed relatively recently and, therefore, do not require any significant modifications for the Year 2000. However, the Company may face Year 2000 issues as it seeks to coordinate with other entities with which it interacts electronically, including suppliers, customers and distribution partners. Although the Company is not currently aware of any material problems, an assessment has not been made of the anticipated costs, problems and uncertainties associated with the Year 2000 consequences.

Competition

         Competition in the logistic wireless communications industry is intense and is expected to increase. The Company faces significant competition in each of the U.S. markets that it currently serves, and expects to face significant competition in its planned United States markets as well. The Company competes with established, new and planned SMR, cellular, paging, satellite, personal communications services ("PCS") and public data service providers. In addition, the Company competes with manufacturers of private mobile radio ("PMR") equipment, which target private network operators and SMR customers. Many of the Company's competitors have substantially greater technical, marketing, sales and distribution resources, access to capital, and experience providing wireless communications services than the Company.

         The Company competes for customers primarily on the basis of services offered, the technical quality of its system, capacity, coverage and price. Many of the target customers for the Company currently use other wireless communications services. In order to compete effectively, the Company must attract a portion of its target customers from their existing providers. The Company's marketing strategy emphasizes its integrated package of voice and data services, which the Company believes differentiates it from other wireless communications providers. However, there can be no assurance that potential customers will perceive the Company's services to be superior to those offered by other wireless communications providers.

Risk of Rapid Technology Changes

         The telecommunications industry is subject to rapid and significant technological changes, which could result in new product and/or service offerings. The Company believes that such new offerings could compete directly with those currently offered by the Company or could lower the cost of currently competing offerings such that the Company would be required to reduce the prices for its offerings. Any such reduction would ultimately affect the Company's cash flow from operations. While the Company is unaware of any proposed changes that are expected to materially diminish the attractiveness of its products and services, the nature or timing of technological changes or the effect of such changes on the Company's business cannot be predicted. In the future, the Company expects to encounter competition from new technologies, including but not limited to ESMR networks, PCS and possibly satellite technology, as well as from advances in existing technologies such as cellular, paging and mobile data transmission. (See "Competition" above).

Proprietary Information and Patent Issues

         The Company protects its proprietary information by way of confidentiality and non-disclosure agreements with employees and third parties who may have access to such information. The Company continually reviews its technology developments in order to file patent applications and has filed patent applications with respect to certain aspects of its FHMA(R) technology in Israel, the U.S. and other countries and expects to file additional patent applications in Israel and the U.S. Generally, the Company intends to file all patent applications in the United States and Israel and such other countries as it deems appropriate. There can be no assurance that such applications will be granted. There can be no assurance that any patents issued will afford meaningful protection against competitors with similar technology, or that any patents issued will not be challenged by third parties. There also can be no assurance that others will not independently develop similar technologies, duplicate the Company's technologies, or design around the patented aspects of any technologies developed by the Company. Many patents and patent applications have been filed by third parties with respect to wireless communications technology. The Company does not believe that its technology infringes on the patent rights of third parties. However, there can be no assurance that certain aspects of the Company's technology will not be challenged by the holders of such patents or that the Company will not be required to license from or otherwise acquire from third parties the right to use certain technology. The failure to overcome such challenges or obtain such licenses or rights could have a material adverse effect on the Company's operations.

Influence by Significant Stockholders; Preemptive Rights

         As of February 28, 1998, approximately 36.2% of the total voting power of the Common Stock (on a fully-diluted basis) was beneficially owned by the directors and executive officers of the Company and their affiliates. Consequently, the Company's directors and executive officers will be able to exert significant influence with respect to all matters upon which stockholder approval is required.

         Pursuant to certain agreements among them, certain of the principal stockholders of the Company have the right to require certain other stockholders to cause (to the extent permitted by law and to the extent within such other stockholders' control) the directors of the Company to vote, or refrain from voting, in accordance with such stockholders' direction with respect to the election of directors. In addition, S-C Rig Investments-III, L.P. and Vanguard Cellular Systems, Inc. have preemptive rights with respect to certain issuances of voting securities by the Company which permit them to purchase voting securities of the Company, at the same price and on the same terms as the Company may offer to third parties, in an amount sufficient to maintain their respective percentage interests in the voting securities of the Company on a fully-diluted basis. The Company also has granted to the holders of the Series H Preferred Stock, Series I Cumulative Convertible Preferred Stock, Series K Cumulative Convertible Preferred Stock and Series N Cumulative Convertible Preferred Stock the right to elect additional directors to the Board of Directors of the Company upon the occurrence of certain events of default. The operation of such provisions could result in such stockholders exerting significant influence over the Board of Directors of the Company.

Shares of Common Stock Reserved for Issuance; Shares of Common Stock Eligible for Sale

         As of December 31, 1997, the Company had an aggregate of approximately
73.6 million issued and outstanding shares of Common Stock. In addition as of such date, the Company had reserved for issuance an aggregate of approximately
124.9 million shares of Common Stock issuable pursuant to (i) outstanding vested and non-vested options, warrants and similar rights; (ii) conversion of other outstanding convertible securities of the Company (including shares issuable upon conversion of the Company's preferred stock); (iii) dividends on the Company's preferred stock; and (iv) contingent obligations to issue additional shares. Pursuant to the Company's Restated Certificate of Incorporation, the Company currently has 200,000,000 authorized shares of Common Stock. Subject to certain limitations, the persons holding such options, warrants and convertible securities may obtain the shares of Common Stock underlying such options, warrants and convertible securities at any time. The issuance of a large number of shares of Common Stock would dilute the percentage interest of other existing stockholders of the Company.

                                 USE OF PROCEEDS

         The Company will not receive any of the proceeds from the sale of the Offered Shares by the Selling Stockholders. Upon an exercise of the Warrants by any of the Selling Stockholders, the Company will receive the exercise price of such Warrants. To the extent such Warrants are exercised, the Company will use the proceeds thereof for general corporate purposes. There can be no assurance that any of the Warrants will be exercised.

                              SELLING STOCKHOLDERS

         On December 21, 1995, Geotek Financing Corporation ("GFC"), a subsidiary of the Company, entered into a loan agreement (the "HNS Loan Agreement") with Hughes Network Systems, Inc. ("HNS") pursuant to which HNS agreed to provide up to $24,500,000 of financing, in the form of a convertible note bearing interest at a rate of 12% per annum (the "HNS Note") for use in connection with the purchase of additional 900 MHz licenses to be utilized in the commercial implementation of GEONET(TM). The HNS Note is convertible, at the option of HNS, into shares of Common Stock (the "HNS Shares") at an exercise price equal to the lesser of (i) ninety percent (90%) of the weighted average sales price per share of Common Stock on the trading day next preceding the date of conversion (or over the ten trading days immediately preceding the date of conversion to the extent (and only to the extent) the conversion relates to less than $300,000 of loans drawn down under the HNS Loan Agreement (provided, however, that HNS may convert the entire remaining principal balance on the trading day next preceding the maturity date) as reported by Bloomberg Financial Services or similar reporting service, and (ii) $9.75 per share.

         In July 1996, the Company issued a $2,000,000 promissory note (the "DSI Note") to Decision Systems Israel Ltd. ("DSI"). The DSI Note accrues interest at a per annum rate equal to 8.25% and all outstanding principal and any accrued interest thereon becomes due and payable on July 1, 1998. On February 28, 1998, the Company and DSI entered into an agreement (the "DSI Agreement") whereby the parties agreed that the principal amount outstanding on the DSI Note and all accrued and unpaid interest thereon shall be converted into shares of Common Stock of the Company. Under the DSI Agreement, DSI is entitled to receive in the conversion of such number of shares of Common Stock equal to the principal amount outstanding on the DSI Note and all accrued and unpaid interest therein divided by the closing bid price on the Common Stock on the principal market on which shares of Common Stock are traded as of the date of this Prospectus.

         In September 1996, the Company and GFC entered into a financing agreement (the HNS Financing Agreement") with HNS pursuant to which HNS agreed to manufacture certain of the components required for the construction of the FHMA(TM) Network equipment and to provide up to $100 million of financing to the Company for up to 90% of the purchase price of such portion of these components which are scheduled for delivery to the Company prior to June 30, 1999. All borrowings under the HNS Financing Agreement accrue interest at a rate of 11% per annum. Repayment of principal under the HNS Financing Agreement shall be made in ten equal semi-annual payments beginning on July 10, 1999. HNS will be granted a security interest in the components manufactured by HNS pursuant to the manufacturing agreement executed in connection with the HNS Financing Agreement. Additionally, GFC has pledged to HNS the intercompany note of License Holdings entered into in connection with the HNS Loan Agreement as well as the capital stock of License Holdings as security under the HNS Financing Agreement. In connection with the execution of the HNS Financing Agreement, the Company issued to HNS certain warrants (the "HNS Warrants") to purchase in the aggregate 2,500,000 shares of the Company's Common Stock at exercise prices ranging from $8.6250 to $12,9375. The HNS Warrants are exercisable at any time on or after September 27, 1997, and unless exercised, will automatically expire on September 27, 2003.

         On December 31, 1996, the Company completed a private transaction pursuant to which it issued and sold to certain investors, for an aggregate purchase price of $50,000,000, 1,000 shares of Series O Preferred Stock and warrants to purchase an aggregate of 1,700,000 shares of Common Stock. On January 23, 1997, the Company completed a private transaction pursuant to which it issued and sold to certain investors, for an aggregate purchase price of $25,000,000, 500 shares of Series P Preferred Stock and warrants to purchase an aggregate of 850,000 shares of Common Stock. Each share of the O&P Preferred Stock is convertible into the number of shares of Common Stock determined by dividing (i) the sum of $50,000 stated value per share of the O&P Preferred Stock plus all unpaid dividends accrued and deemed to have accrued, if any, with respect to such shares of the O&P Preferred Stock through the last dividend payment date by (ii) the lowest daily volume-weighted average price of the Common Stock during the four business days immediately preceding conversion multiplied by a conversion factor of (i) 100% for conversions prior to June 29, 1997, (ii) 95% for conversions after June 29, 1997 but prior to December 31, 1997, (iii) 90% for conversions after December 31, 1997 but prior to June 29, 1998, and (iv) 88% for conversions after June 29, 1998. The O&P Preferred Stock provides for a dividend at a rate of 10% per annum (12% per annum after a dividend payment failure) of the stated value of preferred stock on a cumulative basis. The O&P Preferred Stock becomes convertible into Common Stock in stages during the one-year period beginning July 1997 and remains convertible until December 31, 2001. Dividends accrue from the date of issuance and are payable quarterly, at the Company's option, in either shares of Common Stock or cash. In connection with the issuance of the Series O Preferred Stock, 1,700,000 warrants were granted to CIBC Wood Gundy Security Corp., as placement agent for the transaction. The warrants are exercisable at a per share price of $9.2625 and may be exercised, from time to time, at any time prior to June 30, 2000. As of March 17, 1998, 40 shares of Series O Preferred Stock and 100 shares of Series P Preferred Stock were outstanding.

         On August 6, 1997, the Company completed a private transaction pursuant to which it issued and sold to the Series Q Investors, for an aggregate purchase price of $30,000,000, 600 shares of Series Q Preferred Stock and Series Q Warrants to purchase an aggregate of 1,800,000 shares of Common Stock. The Series Q Preferred Stock provides for a dividend at a rate of 10% per annum (12% per annum after a dividend payment failure) of the stated value of the Series Q Preferred Stock on a cumulative basis. Dividends accrue from the date of issuance and are payable quarterly, at the Company's option, in either shares of Common Stock or cash. Each share of Series Q Preferred Stock is convertible by the holder thereof into such number of shares of Common Stock as is obtained by dividing (i) the sum of $50,000 stated value per share of the Series Q Preferred Stock plus all unpaid dividends accrued and deemed to have accrued, if any, with respect to such shares of Series Q Preferred Stock through the last dividend payment date by (ii) the lowest daily volume-weighted average price of the Common Stock during the four business days immediately preceding conversion multiplied by a conversion factor of (i) 100% for conversions prior to January 2, 1998, (ii) 95% for conversions after January 2, 1998 but prior to April 1, 1998, and (iii) 90% for conversions after April 1, 1998. The Series Q Preferred Stock becomes convertible into Common Stock in stages during the period beginning October 10, 1997 and ending July 1, 1998 and remains convertible until December 31, 2001. As of March 17, 1998, 133 shares of Series Q Preferred Stock were outstanding.

         On February 18, 1998, the Company consummated a series of transactions with certain holders of the Series O Preferred Stock and the Series Q Preferred Stock (the "Participating Preferred Holders") whereby the Participating Preferred Holders (i) converted an aggregate of approximately $11.8 million in face amount of Series O Preferred Stock and Series Q Preferred Stock into shares of the Company's Common Stock at a conversion price of $1.00 per share; (ii) exchanged an aggregate of approximately $15.9 million in face amount of Series O Preferred Stock and Series Q Preferred Stock for shares of Series R Preferred Stock, at a ratio of 1.1111 shares of Series R Preferred Stock for each share of Series O Preferred Stock or Series Q Preferred Stock and (iii) exchanged an aggregate of approximately $6.5 million in face amount of Series O Preferred Stock and Series Q Preferred Stock for shares of Series S Preferred Stock, at a ratio of one share of Series S Preferred Stock for each share of Series O Preferred Stock or Series Q Preferred Stock.

         The terms of the Series R Preferred Stock are substantially similar to the terms of the Series Q Preferred Stock, except that (i) the Series R Preferred Stock is convertible into shares of Common Stock of the Company, at any time, at a fixed conversion price of $2.00 per share, (ii) the Series R Preferred Stock automatically converts into shares of Common Stock on February 18, 2003 at the then applicable conversion price and (iii) the dividends payable to holders of the Series R Preferred Stock at the rate of 10% per annum will be payable in shares of Common Stock. In addition, the terms of the Series R Preferred Stock provide the Company with limited rights to restrict conversions in connection with an underwritten public offering of Common Stock. As of March 17, 1998, 318 shares of Series R Preferred Stock were outstanding.

         The terms of the Series S Preferred Stock are substantially similar to the terms of the Series Q Preferred Stock, except that (i) the Series S Preferred Stock is convertible into shares of Common Stock of the Company, at any time, at a fixed conversion price of $4.00 per share, provided that the conversion price will be reduced to $3.00 per share if the average of the closing bid prices for the Common Stock for the ten trading day period immediately preceding August 18, 1998 is less than $4.00 and, further, if the conversion price on February 18, 1999 is greater than 110% of the closing bid price of the Common Stock on such date, the conversion price shall be 110% of the closing bid price on such date (provided that in certain circumstances the holders of Series R Preferred Stock may elect to have a variable conversion price), (ii) the Series S Preferred Stock will automatically convert into shares of Common Stock on February 18, 2003 at the then applicable conversion price, and (iii) the dividends payable to holders of the Series S Preferred Stock at the rate of 10% per annum will be payable in shares of Common Stock. As of March 17, 1998, 130 shares of Series S Preferred Stock were outstanding.

         The exercise price of the warrants issued to the Participating Preferred Holders in connection the issuance of the Series O Preferred Stock and the Series Q Preferred Stock has been amended to be $4.00 per share of Common Stock purchasable thereunder; provided that the exercise price will be $3.00 per share of Common Stock purchasable thereunder if the average of the closing bid prices for the Common Stock for the ten trading day period immediately preceding August 18, 1998 is less than $4.00 and provided, further that if the exercise price on February 18, 1999 is greater than 110% of the closing bid price of the Common Stock on such date, the exercise price shall be 110% of the closing bid price of the Common Stock on such date.

         Holders of Series R Preferred Stock or Series S Preferred Stock also have the right, exercisable for ten days after consummation of certain financing transactions by the Company to (i) exchange shares of preferred stock held by such party for an equivalent amount of securities issued in such financing transaction and/or (ii) purchase securities on the same terms and conditions as such financing transaction in an amount equal to the face amount of Series R Preferred Stock or Series S Preferred Stock, as the case may be, then held by such holder.

         Under the applicable conversion formulae for the Preferred Stock, the number of shares of Common Stock issuable upon conversion of such Preferred Stock will increase if the market price of the Common Stock declines. The Company cannot determine accurately the number of Dividend Shares payable with respect to the Preferred Stock because such number is based upon the market price of the Common Stock prior to the payment of such dividends. In order to ensure that a sufficient number of shares of Common Stock are registered hereunder to cover all of the Conversion Shares and Dividend Shares, the Company has registered (i) a number of shares of Common Stock which it believes is sufficient to cover the payment of all Dividend Shares and (ii) pursuant to Rule 416 under the Securities Act, an indeterminate number of additional shares of Common Stock which may become issuable upon conversion of the Preferred Stock as a result of reductions in the market price of the Company's Common Stock. However, there is no limit on the number of shares of Common Stock that may be issued upon conversion of, or as dividends on, the Preferred Stock. Therefore, the amount of Conversion Shares and Dividend Shares which may actually be issued and offered by the Selling Stockholders that are holders of such Preferred Stock may be greater than the numbers set forth below. The Company will continue to monitor the number of Conversion Shares and Dividend Shares issued and issuable to the Preferred Stock holders and may be required to file new registration statements from time to time to cover additional Conversion Shares and Dividend Shares.

          To the extent Dividend Shares are issued, such Dividend Shares are being offered by the O&P Preferred Stock holders pursuant to this Prospectus. Further, certain of the Offered Shares registered pursuant to the Registration Statement of which this Prospectus is a party may be issued upon exercise of securities issued by the Company upon the redemption of the Preferred Stock by the Company as provided for in the respective terms of the Preferred Stock.

         In February 1998, in connection with various advisory services rendered to the Company by Arnhold and S. Bleichroeder, Inc. ("ASB"), the Company issued to ASB a warrant (the "ASB Warrant") to purchase in the aggregate of 350,000 shares of the Company's Common Stock at an exercise price of $2.00 per share. The ASB Warrant is exercisable at any time after the date of issuance thereof, and unless exercised, will expire on February 18, 2003.

         Set forth below is a table showing the total number of shares of Common Stock beneficially owned by each Selling Stockholder, the number of Offered Shares subject to sale hereunder, and the resulting amount and percentage of the outstanding Common Stock if all Offered Shares which are beneficially owned by such person are sold. All of such information has been provided by the Selling Stockholders.

         None of the Selling Stockholders has, or within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates, except as noted in the discussion above or in the footnotes to the following table.

                                                         Pre-Offering                            Post-Offering(1)
-----------------------------------------------------------------------------------------------------------------------------
                                              Amount of Shares      Amount of Shares       Amount of Shares      Percentage
Selling  Stockholder                         Beneficially Owned       Being Offered       Beneficially Owned    of Class (2)
-----------------------------------------------------------------------------------------------------------------------------
Nelson Partners (3) (4)                           1,516,858             1,565,767                9,921               *
-----------------------------------------------------------------------------------------------------------------------------
Olympus Securities, Ltd. (3) (5)                  1,516,858             1,565,767                9,921               *
-----------------------------------------------------------------------------------------------------------------------------
Halifax Fund, Ltd. (6) (7)                        5,048,497             5,326,533                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Gleneagles Fund, Ltd. (6) (8)                       176,214               176,214                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Colonial Penn Insurance Co. (6) (9)                  74,563                74,563                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Colonial Penn Life Insurance Co. (6) (9)             74,563                74,563                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Ramius Fund, Ltd. (10) (11)                       1,147,972             1,167,585                    0               *
-----------------------------------------------------------------------------------------------------------------------------
A.G. Super Fund, L.P. (10) (12)                     147,559               147,559                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Michaelangelo, L.P. (10) (13)                         2,822                 2,822                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Angelo, Gordon & Co., L.P. (10) (13)                  2,822                 2,822                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Raphael, L.P. (10) (14)                             453,651               461,216                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Leonardo, L.P.(10)(15)                            2,249,494             2,287,319                    0               *
-----------------------------------------------------------------------------------------------------------------------------
A.G. Super Fund International Partners,             131,257               135,740
L.P. (10) (16)                                                                                       0               *
-----------------------------------------------------------------------------------------------------------------------------
GAM Arbitrage Investments, Inc. (10)                360,301               366,465                    0               *
(17)
-----------------------------------------------------------------------------------------------------------------------------
Hick Investments, Ltd. (10) (18)                     22,546                22,546                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Promethean Investment Group, L.L.C.                  97,500                97,500                    0               *
(19) (20)
-----------------------------------------------------------------------------------------------------------------------------
Heracles Fund (19) (21)                           1,338,369             1,361,904                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Samyang Merchant Bank (19) (22)                     446,970               454,815                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Themis Partners (19) (22)                           446,123               453,968                    0               *
-----------------------------------------------------------------------------------------------------------------------------
S-C Rig Investments - III, L.P. (23)(24)         15,726,596             6,389,441            9,421,200              13%
-----------------------------------------------------------------------------------------------------------------------------
Winston Partners II, LDC (23)(25)                 1,575,831             1,418,836              115,674               *
-----------------------------------------------------------------------------------------------------------------------------
Winston Partners II, LLC (23)(26)                   759,279               109,416               59,202               *
-----------------------------------------------------------------------------------------------------------------------------
Winston Partners L.P. (23)(27)                    3,299,151             2,129,814            1,197,355               *
-----------------------------------------------------------------------------------------------------------------------------
RGC International Investors, LDC (28)             1,767,531             1,837,297                    0               *
-----------------------------------------------------------------------------------------------------------------------------
CIBC Wood Gundy Security Corp. (29)               1,930,694             2,026,737                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Elliot Associates, L.P. (30)                      6,264,162             6,447,689                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Pallidin Fund I                                       2,164                 2,164                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Decision Systems Israel Ltd. (31)                 2,000,000             2,000,000                    0               2%
-----------------------------------------------------------------------------------------------------------------------------
Arnhold and S. Bleichroeder, Inc. (32)              350,000               350,000                    0               *
-----------------------------------------------------------------------------------------------------------------------------
Hughes Network Systems, Inc. (33)                12,833,333            12,833,333                    0            13.7%
-----------------------------------------------------------------------------------------------------------------------------

  *  Less than 1%.

(1) Assumes the sale of Common Stock offered by this Prospectus by the Selling Stockholders to third parties unaffiliated with such Selling Stockholders. The Selling Stockholders may, but are not required to, sell all shares of Common Stock offered hereby.

(2) All percentages are calculated in accordance with Section 13(d) of the Exchange Act and the rules promulgated thereunder, without giving effect to the 60 day limitation regarding conversion of convertible securities. Based upon 102,555,000 shares of Common Stock issued and outstanding as of March 17, 1998.

(3) Nelson Partners and Olympus Securities, Ltd. ("Olympus Securities") are affiliates. Citadel Limited Partnership ("Citadel") is the managing general partner of Nelson Partners and the trading manager of Olympus Securities. Citadel holds voting control and investment discretion with respect to shares held by Nelson Partners and Olympus Securities.

(4) Includes 85,394 shares of Common Stock issued or issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 22,723 shares of Common Stock issued or issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 90,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 1,308,819 shares of Common Stock issuable upon conversion, of the Series R Preferred Stock, and up to an aggregate of 58,830 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock. Does not include shares held by Olympus Securities.

(5) Includes 85,394 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 22,723 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, and 90,000 shares of Common Stock issuable upon exercise of the Series Q Warrants and 1,308,819 shares of Common Stock issuable upon conversion of the Series R Preferred Stock, and up to an aggregate of 58,830 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock. Does not include shares held by Nelson Partners.

(6) Halifax Fund, Ltd., Ramius Fund, Ltd., Gleneagles Fund, Ltd., Colonial Penn Insurance Co. and Colonial Penn Life Insurance Co. are affiliates.

(7) Includes 89,069 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 56,490 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 240,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 3,090,667 shares of Common Stock issuable upon conversion of the Series R Preferred Stock, 1,572,271 shares of Common Stock issuable upon conversion of the Series S Preferred Stock and up to an aggregate of 278,036 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(8) Includes 27,675 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 28,539 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, and 120,000 shares of Common Stock issuable upon exercise of the Series Q Warrants.

(9) Includes 14,563 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, and 60,000 shares of Common Stock issuable upon exercise of the Series Q Warrants.

(10) Ramius Fund, Ltd., A.G. Super Fund, L.P., Michaelangelo, L.P., Raphael, L.P., Leonardo, L.P., A.G. Super Fund International Partners, L.P., GAM Arbitrage Investments, Inc. and Hick Investments, Inc. are affiliates.

(11) Includes 813,706 Series Q Preferred Stock, and 60,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 274,267 shares of Common Stock issuable upon conversion of the Series R Preferred Stock and up to an aggregate of 19,163 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(12) Consists of 2,822 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock.

(13) Consists of 2,822 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock.

(14) Includes 3,752 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 313,932 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 30,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 105,967 shares of Common Stock issuable upon conversion of Series R Stock and up to an aggregate of 7,565 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(15) Includes 1,569,661 shares of Common Stock issued or issuable upon conversion of, and as dividends on, the Series Q Preferred Stock and 150,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 529,833 shares of Common Stock issuable upon conversion of the Series R Preferred Stock and up to an aggregate of 37,825 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(16) Includes 2,843 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 48,081 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 18,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 62,333 shares of Common Stock issuable upon conversion of Series R Stock and up to an aggregate of 4,483 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(17) Includes 1,940 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 247,094 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 24,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 87,267 shares of Common Stock issuable upon conversion of Series R Stock and up to an aggregate of 6,164 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(18) Includes 4,546 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, and 18,000 shares of Common Stock issuable upon exercise of the Series Q Warrants.

(19) Promethean Investment Group, L.L.C., Heracles Fund, Samyang Merchant Bank and Themis Partners are affiliates.

(20) Consists of 97,500 shares of Common Stock issuable upon exercise of the Series Q Warrants.

(21) Includes 874,369 shares of Common Stock issued or issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 90,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 374,000 shares of Common Stock issuable upon conversion of the Series R Preferred Stock and up to an aggregate of 23,535 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(22) Includes 292,304 shares of Common Stock issued issuable upon conversion of, and as dividends on, the Series Q Preferred Stock and 30,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 124,667 shares of Common Stock issuable upon conversion by the Series R Preferred Stock and up to an aggregate of 7,845 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(23) S-C Rig Investments-III, L.P., Winston Partners II, LDC, Winston Partners II, LLC and Winston Partners L.P. are affiliates.

(24) Includes 6,305,386 shares of Common Stock issuable upon conversion of, and as dividends on, the Series P Preferred Stock and up to an aggregate of 84,055 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock. S-C Rig also holds 444,445 shares of Series H Preferred Stock, which it purchased from the Company in a private placement in December 1993 for $40,000,000. The Series H Preferred Stock is, under certain circumstances, convertible into Common Stock by dividing (i) the sum of the $90.00 per share stated value and any dividend arrearage by (ii) $9.00 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series H Preferred Stock at the time of conversion, the Series H Preferred Stock is convertible into an aggregate of [4,444,450] shares of Common Stock. S-C Rig also holds 20 shares of Series I Preferred Stock, which it purchased from the Company in a private placement in December 1994 for $10,000,000. The Series I Preferred Stock is, under certain circumstances, convertible into Common Stock by dividing
     (x) the sum of $500,000 per share stated value and any dividend arrearage by (y) $11.75 per share (as adjusted from time to time for certain events of dilution). Assuming there are no accrued and unpaid dividends on the Series I Preferred Stock at the time of conversion, the Series I Preferred Stock is convertible into an aggregate of 851,060 shares of Common Stock. In addition, S-C Rig holds warrants to purchase 465,750 shares of Common Stock (which warrants are exercisable at an exercise price of $9.90 per share and may be exercised, from time to time, at any time beginning on January 6, 1996 and ending on July 15, 2005) and warrants to purchase 3,126,316 shares of Common Stock (which warrants are exercisable at an exercise price of $6.00 per share and may be exercised, from time to time, at any time on or before April 4, 2003). S-C Rig also holds 3,750 shares of Series N Preferred Stock and warrants to purchase 112,500 shares of Common Stock that it purchased from the Company in June 1996. The Series N Preferred Stock is convertible into Common Stock by dividing (i) the sum of $1,000 per share stated value and any dividend arrearage by (ii) $11.00 per share (as adjusted from time to time for certain events of dilution). The Series N Preferred Stock is convertible into 340,909 shares of Common Stock and [80,215] shares of Common Stock have been paid as dividends thereon to date. To the extent more shares of Common Stock are issued in payment of dividends payable with respect to the Preferred Stock held by S-C Rig, the number of shares beneficially owned by S-C Rig may be higher. Purnendu Chatterjee, an affiliate of S-C Rig, is a director of the Company. Dr. Chatterjee holds options which are currently exercisable to purchase 20,000 shares of Common Stock. Dr. Chatterjee is also deemed to beneficially own options to purchase 400,000 shares of Common Stock held by one of his affiliates, XTEC International, Inc.

(25) Includes 1,400,157 shares of Common Stock issuable upon conversion of, and as dividends on, the Series P Preferred Stock and up to an aggregate of 18,679 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock. Such Selling Stockholder also holds 834 shares of Series N Preferred Stock and warrants to purchase 25,020 shares of Common Stock that it purchased from the Company in June 1996. The Series N Preferred Stock is convertible into Common Stock by dividing (i) the sum of $1,000 per share stated value and any dividend arrearage by (ii) $11.00 per share (as adjusted from time to time for certain events of dilution). The Series N Preferred Stock is convertible into 75,818 shares of Common Stock and 17,836 shares of Common Stock have been paid as dividends thereon to date.

(26) Includes 700,077 shares of Common Stock issuable upon conversion of, and as dividends on, the Series P Preferred Stock and up to an aggregate of 9,339 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock. Such Selling Stockholder also holds 416 shares of Series N Preferred Stock and warrants to purchase 12,480 shares of Common Stock that it purchased from the Company in June 1996. The Series N Preferred Stock is convertible into Common Stock by dividing (i) the sum of $1,000 per share stated value and any dividend arrearage by (ii) $11.00 per share (as adjusted from time to time for certain events of dilution). The Series N Preferred Stock is convertible into 37,818 shares of Common Stock and 8,904 shares of Common Stock have been paid as dividends thereon to date.

(27) Consists of 2,101,796 shares of Common Stock issuable upon conversion of, and as dividends on, the Series P Preferred Stock and up to an aggregate 28,018 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock. In addition, the Selling Stockholder holds warrants to purchase 155,250 shares of Common Stock (which warrants are exercisable at an exercise price of $9.90 per share and may be exercised, from time to time, at any time beginning on January 6, 1996 and ending on July 15, 2005) and warrants to purchase 1,042,105 shares of Common Stock (which warrants are exercisable at an exercise price of $6.00 per share and may be exercised, from time to time, at any time on or before April 4, 2003).

(28) Includes 55,300 shares of Common Stock issued or issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 10,131 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, and 150,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 1,552,100 shares of Common Stock issuable upon conversion of the Series R Preferred Stock and up to an aggregate of 69,766 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(29) Includes 33,225 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 312,202 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 150,000 shares of Common Stock issuable upon exercise of the Series Q Warrants, 951,755 shares of Common Stock issuable upon conversion of, and as dividends on, the Series R Preferred Stock, 483,512 shares of Common Stock issuable upon conversion of the Series S Preferred Stock and up to 96,043 shares of Common Stock issuable upon exercise of certain redemption warrants issuable pursuant to the terms of the Preferred Stock.

(30) Includes 1,525,773 shares of Common Stock issuable upon conversion of, and as dividends on, the Series O Preferred Stock, 4,445,890 shares of Common Stock issuable upon conversion of, and as dividends on, the Series Q Preferred Stock, 292,500 shares of Common Stock issuable upon exercise of the Series Q Warrants and up to an aggregate of 183,527 shares of Common Stock issuable upon exercise of certain redemption warrants pursuant to the terms of the Preferred Stock.

(31) Includes 2,000,000 shares of Common Stock issuable upon conversion of a $2,000,000 unsecured promissory note held by Decision Systems Israel Ltd.

(32) Includes 350,000 shares of Common Stock issuable upon exercise of a warrant held by Arnhold and S. Bleichroeder, Inc.

(33) Includes 12,833,333 shares of Common Stock issuable upon conversion of a $24,500,000 convertible note held by Hughes Network Systems, Inc.

                              PLAN OF DISTRIBUTION

         Pursuant to this Prospectus, the Offered Shares may be sold by the Selling Stockholders from time to time while the Registration Statement to which this Prospectus relates is effective, on the PSE, Nasdaq or otherwise at prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices. The Selling Stockholders have advised the Company that they currently intend to sell all or a portion of the Offered Shares from time to time in any manner described herein. The methods by which the Offered Shares may be sold by the Selling Stockholders include, without limitation: (i) ordinary brokerage transactions, which may include long or short sales, (ii) transactions which involve cross or block trades or any other transactions permitted by the PSE or Nasdaq, (iii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus, (iv) "at the market" to or through market makers or into an existing market for the Common Stock, (v) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (vi) through transactions in options or swaps or other derivatives (whether exchange-listed or otherwise), or (vii) any combinations of any such methods of sale. In addition, the Selling Stockholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of Common Stock in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders may also sell Common Stock short and deliver the shares of Common Stock registered hereby at any time to close out such short positions, provided such short sales were effected pursuant to this Prospectus. The Selling Stockholders may also enter into option or other transactions with broker-dealers which require the delivery to such broker-dealers of the Common Stock offered hereby, which Common Stock such broker-dealers may resell pursuant to this Prospectus.

         In effecting sales, brokers and dealers engaged by any of the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the Selling Stockholders to sell a specified number of Offered Shares at a stipulated price per Share, and, to the extent such a broker or dealer is unable to do so acting as agent for the Selling Stockholders, may purchase as principal any unsold Offered Shares at the price required to fulfill such broker's or dealer's commitment to the Selling Stockholders. Brokers or dealers who acquire Offered Shares as principals may thereafter resell such Offered Shares from time to time in transactions (which may involve cross and block transactions and which may involve sales to and through other brokers or dealers, including transactions, of the nature described above) in the over-the-counter market, in negotiated transactions or otherwise, at market prices and terms prevailing at the time of sale, at prices and terms related to such prevailing prices and terms, in negotiated transactions or at fixed prices, and in connection with the methods as described above. The Offered Shares held by the Selling Stockholders may also be sold hereunder by brokers, dealers, banks or other persons or entities who receive such Offered Shares as a pledgee of the Selling Stockholders. The Selling Stockholders and brokers and dealers through whom sales of Offered Shares may be effected may be deemed to be "underwriters," as defined under the Securities Act, and any profits realized by them in connection with the sale of the Offered Shares may be considered to be underwriting compensation. Notwithstanding the registration of the offer and sale of the Offered Shares to subsequent purchasers, the Selling Stockholders, whether or not affiliates of the Company, shall be required to deliver this Prospectus in accordance with the Securities Act in connection with any transaction involving the resale of such securities.

         The Company has entered into registration rights agreements with the Selling Stockholders pursuant to which the Company has agreed to indemnify any person deemed an underwriter and the Selling Stockholders against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments such underwriters or Selling Stockholders may be required to make with respect to the sale by such Selling Stockholders of the Offered Shares. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, its certificate of incorporation or by-laws, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


                                  LEGAL MATTERS

         The validity of the Offered Shares will be passed upon by Robert Vecsler, Esquire, General Counsel of the Company.


                                     EXPERTS

         The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the consolidated statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1997, 1996 and 1995, incorporated by reference in this Prospectus have been incorporated by reference herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, given on the authority of that firm as experts in accounting and auditing. In such report, Coopers & Lybrand L.L.P. states that, with respect to a certain affiliated company, its opinion is based upon the reports of other independent accountants.

============================================================================


         No person is authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or a solicitation of an offer to buy such securities in any circumstances or in any jurisdiction to any person in which and to whom such offer or solicitation is unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the affairs of the Company since the date as of which information is given or that the information contained herein is correct as of any time subsequent to such date.

                                    --------

                                TABLE OF CONTENTS

                                                                    Page
Available Information.................................................4
Incorporation of Certain Information
  by Reference........................................................4
Address and Telephone Number..........................................5
Cautionary Statement Regarding
  Forward-Looking Statements .........................................6
Business..............................................................6
Risk Factors..........................................................7
Use of Proceeds......................................................14
Selling Stockholders.................................................15
Plan of Distribution.................................................22
Legal Matters........................................................23
Experts..............................................................23








===========================================================================

                                     GEOTEK
                                 COMMUNICATIONS,
                                      INC.













                        51,890,398 Shares of Common Stock






                                   PROSPECTUS

                                 March __, 1998



============================================================================

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following is an itemized statement of the estimated amounts of all expenses payable by the registrant in connection with the registration of the Offered Shares, other than underwriting discounts and commissions:

      Registration Fee--Securities and Exchange Commission ...   $ 24,289.82
     *Blue Sky fees and expenses..............................   $  1,000.00
     *Accountants' fees and expenses .........................   $ 10,000.00
     *Legal fees and expenses ................................   $ 10,000.00
     *Printing and engraving expenses ........................   $  5,000.00
     *Miscellaneous ..........................................   $  2,500.00
                                                                 -----------
              Total ..........................................   $ 52,789.82*
                                                                 ============

------------------
* Estimated

(1) Registration fees of $27,891.88 were paid in connection with the earlier registration statement which registered 14,726,913 shares of Common Stock (Reg. No. 333-21199).

Item 15. Indemnification of Directors and Officers.

         A. The Delaware General Corporation Law provides that, to the extent that any director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which such person was a party by reason of the fact that such person is or was a director, officer, employee or agent of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, the Company shall indemnify any such person against expenses (including attorneys' fees) actually and reasonably incurred in connection therewith.

         B. In addition, the Company has the power to indemnify any of the persons referred to above against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

         Notwithstanding the foregoing, in connection with any action or suit by or in the right of the Company to procure a judgment in its favor, the Company shall not make any indemnification as described above in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Company unless, and only to the extent that, the Court of Chancery (in the State of Delaware) or the court in which such action or suit was brought shall determine, upon application, that despite adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         C. The Company also has the power, under the Delaware General Corporation Law, to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any other liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Company would have the power to indemnify such person against such liability under the foregoing provisions.

         D. The indemnification provided by or allowable pursuant to the Delaware General Corporation Law shall or may, as applicable, continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such person.


Item 16. Exhibits and Financial Statement Schedules.

         (a)      Schedule of Exhibits.


        Exhibit
        Number          Exhibit
        ------          -------

         *4.1       Certificate of Designation of Series O Convertible Preferred
                    Stock.

         *4.2 Form of Letter Agreement by and between the Company and each Series O Investor.

         *4.3 Form of Warrant issued in connection with Series O Convertible Preferred Stock.

         *4.4 Form of Registration Rights Agreement by and among the Company and the Series O Investors.

        **4.5 Certificate of Correction filed to correct an error in the Certificate of Designation of Series O Convertible Preferred Stock.

        **4.6 Certificate of Correction filed to correct an error in the Certificate of Designation of Series O Convertible Preferred Stock.

        **4.7       Certificate of Designation of Series P Convertible Preferred
                    Stock.


       ***4.8       Certificate of Designation of Series Q Convertible Preferred
                    Stock

       ***4.9       Form of warrant issued in connection with Series Q Preferred
                    Stock

     ****4.10       Certificate of Designation of Series R Convertible Preferred
                    Stock.

     ****4.11 Certificate of Correction filed to correct an error in the Certificate of Designation of Series R Convertible Preferred Stock.

     ****4.12       Certificate of Designation of Series S Convertible Preferred
                    Stock.

     ****4.13 Conversion and Exchange Agreement by and between the Company and certain other parties dated February 13, 1998

     ****4.14 Registration Rights Agreement by and between the Company and certain other parties, dated February 18, 1998.

         5          Opinion and Consent of Robert Vecsler, Esquire.

         23.1       Consent of Coopers & Lybrand L.L.P. -- Geotek
                    Communications, Inc.

         23.2       Consent of Coopers & Lybrand -- National Band Three Limited.

         23.3 Consent of Shachak Peer Reznick & Co. -- Geotek Technologies Israel (1992) Ltd.

         23.4       Consent of Robert Vecsler, Esquire (included in Exhibit 5)

         24 The Powers of Attorney contained on the signature pages of this Registration Statement are hereby incorporated by reference. -----------------

* Incorporated by reference to the Company's Current Report on Form 8-K dated December 31, 1996.

** Incorporated by reference to the Company's Current Report on Form 8-K dated January 23, 1997.

*** Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

**** Incorporated by reference to the Company's Current Report on Form 8-K dated February 24, 1998.

Item 17. Undertakings.

        The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by section 10(a)(3) of the Securities Act;

                  (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

        Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montvale, New Jersey, on March 17, 1998.

                                   GEOTEK COMMUNICATIONS, INC.



                                   By:  /s/  Yaron I. Eitan
                                        ---------------------------------------
                                        Yaron I. Eitan
                                        Chairman of the Board,
                                        Chief Executive Officer and Director


                  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Yaron Eitan, Chief Executive Officer and Anne E. Eisele, Chief Financial Officer, and each of them, his and her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments, including any post-effective amendments, to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the above premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents of either of them or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

                  This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

                  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been duly signed below by the following persons in the capacities indicated on March 17, 1998.


Signatures                                Title
----------                                -----


/s/
-------------------------------           Chairman of the Board, Chief
Yaron I. Eitan                            Executive Officer (Principal Executive
                                          Officer) and Director


/s/
-------------------------------           Director
Walter E. Auch


/s/
-------------------------------           Director
George Calhoun


/s/
-------------------------------           Director
Purnendu Chatterjee


/s/
-------------------------------           Director
Winston J. Churchill


/s/
-------------------------------           Director
Haynes G. Griffin

Signatures                                Title
----------                                -----



/s/
-------------------------------           Director
Richard Krants


/s/
-------------------------------           Director
Richard T. Liebhaber


/s/
-------------------------------           Director
William Spier



/s/
-------------------------------           Chief Financial Officer
Anne E. Eisele                            (Principal Financial Officer)



/s/
-------------------------------           Chief Accounting Officer and
Valerie E. DePiro                         Corporate Controller
                                          (Principal Accounting Officer)

                                  EXHIBIT INDEX


Exhibit
Number                     Exhibit
------                     -------

5          Opinion and Consent of Robert Vecsler, Esquire.

23.1       Consent of Coopers & Lybrand L.L.P. -- Geotek Communications, Inc.

23.2       Consent of Coopers & Lybrand -- National Band Three Limited.

23.3 Consent of Shachak Peer Reznick & Co. -- Geotek Technologies Israel (1992) Ltd.